UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end 12/31/2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-26335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team Financial, Inc. Employees’ Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team Financial, Inc.

8 West Peoria, Suite 200, Paola Kansas 66071

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Team Financial, Inc. Employees’ Stock
   Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (schedule H, line 4i—schedule of assets (held at end of year) and schedule H, line 4j—schedule of reportable transactions) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Kansas City, Missouri
June 27, 2008

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Common stocks:
Team Financial, Inc.	$12,626,484	14,187,264
Other	112,428	91,956
Cash	28,105	8,109

Total investments	12,767,017	14,287,329

Employer contribution receivable	400,000	357,500
Interest and dividends receivable	68,219	70,971

Net assets available for benefits	$13,235,237	14,715,800

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007, 2006, and 2005

	2007	2006	2005
Additions to net assets attributed to:
Appreciation (depreciation) in fair value of investments	$(960,931)	1,479,745	1,493,482
Contributions from employer	400,000	357,500	250,000
Dividend income	283,245	297,031	314,015
Interest income	6,580	3,401	1,668

Net additions (deductions)	(271,106)	2,137,677	2,059,165

Deductions from net assets attributed to:
Distributions to participants	1,209,457	1,335,469	1,252,089

Increase (decrease) in net assets available for benefits	(1,480,563)	802,208	807,076

Net assets available for benefits:
Beginning of year	14,715,800	13,913,592	13,106,516
End of year	$13,235,237	14,715,800	13,913,592

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)       Description of the Plan

The following description of the Team Financial, Inc. Employees’ Stock Ownership Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

(a)       General

The Plan is a defined contribution plan adopted by Team Financial, Inc. and its affiliates; TeamBank N.A.; and Colorado National Bank (collectively, the Company). All employees who have attained six months of service and age 19 are eligible to participate in the Plan and may enroll on January 1 or July 1 subsequent to becoming eligible. With limited exceptions, an employee must complete 1,000 hours of service during the plan year and must be employed by the employer on the last day of the plan year to be entitled to an allocation of Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)       Plan Administration

The Plan is administered by the Advisory Committee, which is appointed by the board of directors of the Company. The Company also acts as the Plan’s trustee and is responsible for the custody and management of the Plan’s assets.

(c)        Contributions

Contributions to the Plan are determined by the Company’s board of directors. Contributions may be made in cash, common stock, or other investments as determined by the board of directors. The Company may make contributions up to 15% of the compensation paid to participating employees during the plan year. Pursuant to certain limitations set forth in the Internal Revenue Code (IRC), the Company may contribute additional amounts of up to 10% of the total compensation of all participants to apply to a principal repayment on the borrowings incurred for the purpose of acquiring common stock and/or an amount without limitation if it is to be applied to the repayment of interest on borrowings incurred for the purpose of acquiring common stock. As of December 31, 2007 and 2006, the Plan has no outstanding borrowings.

The Plan does not permit contributions by participants.

(d)       Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account. A participant who does not submit a voting direction is deemed to have voted in a specified manner, unallocated shares are voted in the same proportion as allocated shares. An unrelated third party tabulates the participant votes and provides the aggregate voting directions to the trustee. As of December 31, 2007 and 2006, the Plan has no unallocated shares.

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(e)                  Vesting

Prior to January 1, 2007, Company contributions vest according to the following schedule:

Percentage
of vested
Years of service	interest
Less than 3 years	—%
3 years	20
4 years	40
5 years	60
6 years	80
7 years or more	100

The Plan’s vesting schedule was amended effective January 1, 2007 applicable to company contributions for plan years beginning on or after January 1, 2007. Company contributions for plan years beginning on or after January 1, 2007 vest according to the following schedule:

Percentage
of vested
Years of service	interest
Less than 1 year	—%
1 year	20
2 years	40
3 years	60
4 years	80
5 years or more	100

In the event of termination of the Plan, all participants shall become fully vested.

(f)                    Payment of Benefits

Participants are eligible for benefit distributions following death, disability, retirement, or other termination of employment. When a participant’s employment is terminated because of retirement, permanent disability, or death, the distributions of the participant’s account must commence not later than one year after the close of the plan year in which the event occurs unless the participant elects otherwise. When a participant’s employment is terminated for any other reason, the form of the distribution depends on the balance in the participant’s account. If the vested balance is less than $1,000, the Plan will distribute that amount, in a lump sum, in the plan year following the plan year in which the participant terminates. If the vested account balance exceeds $1,000, the Plan will generally commence distributions of such amount in the plan year following the date of termination unless the participant elects otherwise. Distributions may be in a lump sum or installments. Generally, the portion of a participant’s account invested in the Company’s common stock will be

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

distributed in the form of the Company’s common stock, and the remaining portion of the participant’s account will be distributed at the participant’s election, either in the form of the Company’s common stock or cash. Additionally, vested benefits may be paid to a participant if the participant reaches age 60 or if the participant reaches age 55 and has participated in the Plan for at least 10 years.

(g)      Participant Accounts

Each participant’s account is credited as of the last day of each plan year with an allocation of Company contribution and any forfeitures of terminated participants’ nonvested accounts. Only those participants who satisfy certain eligibility requirements as of the last day of the plan year will receive an allocation. Allocations are based on a participant’s eligible compensation relative to total eligible compensation. The benefit to which a participant is entitled is that which can be provided from the participant’s account.

(h)      Forfeitures

Plan forfeitures are allocated to each participant’s account based upon the relation of the participant’s compensation to total compensation for the plan year. Forfeitures of terminated nonvested account balances allocated to remaining participants during 2007, 2006, and 2005 totaled $49,683, $55,777 and $204,916, respectively. There were no unallocated forfeitures at December 31, 2007 and 2006.

(2)                     Summary of Significant Accounting Policies

(a)      Basis of Presentation

The accompanying financial statements are prepared on the accrual method of accounting.

(b)      Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)      Investment Valuation and Income Recognition

Investments in common stock are stated at fair value as determined by quoted market prices reported on a recognized securities exchange on the last business day of the year. Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments includes both realized and unrealized gains and losses.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)                 Administrative Expenses

Investment and administrative expenses are principally paid by the Company.

(e)                  Recently Adopted Accounting Standards

Effective January 1, 2007, the Plan adopted provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold or more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. The adoption of FIN 48 did not have a material effect on the Plan’s net assets available for benefits and changes in net assets available for benefits and changes in net assets available for benefits.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS or FAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115. This standard is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, which for the Plan is January 1, 2008. SFAS No. 159 permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments, as defined in SFAS No. 159, at fair value. Changes in unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date and upfront costs and fees related to those items would be reported in earnings as incurred and not deferred. At adoption, for those financial assets and financial liabilities which management has elected to carry at fair value, an entity would report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings.  The adoption of SFAS No. 159 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Generally, the provisions of this statement are to be applied prospectively as of the beginning of the fiscal year of adoption. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements.  The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

(3)                     Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Team Financial, Inc. common stock	$12,626,484	14,187,264

The investment in the Team Financial, Inc. common stock represents approximately 23.8% and 24.7% of the outstanding common stock of the Company at December 31, 2007 and 2006, respectively. During the years ended December 31, 2007, 2006, and 2005, $400,000, $357,500, and $250,000, respectively, was contributed to the Plan by the Company as part of its annual discretionary contribution. During the years ended December 31, 2007, 2006, and 2005, the Plan purchased 20,000, 16,000, and 0 shares, and distributed 55,289, 60,468, and 72,524, shares of Team Financial, Inc. common stock, respectively.

During 2007, 2006, and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006	2005
Common stocks	$(960,931)	1,479,745	1,493,482

(4)                     Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Subsequent to December 31, 2007, the Plan’s investment in the common stock of Team Financial, Inc experienced a significant decline in value which has resulted in a material decrease in the net assets available for benefits. Please see subsequent events footnote (8) for further detail.

(5)                     Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated July 6, 2005, indicating that it is qualified under Section 401(a) of the IRC, and therefore, the related trust is exempt from tax under Section 501(a) of the IRC. The determination letter is applicable for amendments executed through April 23, 2003. The tax determination letter has not been updated for the latest plan amendments occurring after April 23, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2007 and 2006.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(6)                     Related-Party Transactions

Plan investments are shares of common stock of the Company and a money market fund managed by the Company. The Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(7)                     Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants would become 100% vested in their accounts and would receive amounts equal to their respective account balances.

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(8)                     Subsequent Events

As of June 24, 2008, the value Team Financial, Inc. (TFI) stock held by the Plan has decreased by approximately half of the value at December 31, 2007. Management of TFI announced that on April 24, 2008, the subsidiary banks each received a letter from the OCC, Kansas City South Field office, indicating that it believes TFI’s subsidiary banks are deemed to be in “troubled condition” for purposes of Section 914 of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989. In addition, TFI announced that it had officially received from its primary regulator, the Kansas City regional office of the Federal Reserve Bank, a letter dated June 13, 2008, which is similar to those issued by the Office of the Comptroller with respect to the Company’s subsidiary banks and which indicates the Company is under similar regulatory conditions as those of its subsidiary banks. As indicated in TFI’s public filings, the Company has suspended paying cash dividends on its common stock and management expects to seek further increases in the level of the subsidiary banks’ regulatory capital in the near term, and in order to do so, expect to consider several alternatives, including but not limited to seeking additional equity and/or debt as well as ceasing to repurchase stock under TFI’s stock repurchase program. Management of TFI also cannot assure that they will be successful in raising additional equity and/or debt, that the capital adequacy levels and/or loan loss reserves of the subsidiary banks will be deemed satisfactory by their banking regulators, that the subsidiary banks will not be subject to additional regulatory action, and/or the impact of such actions on debt covenants.

A shareholder of the Company presented to Company shareholders a ballot of opposing nominees to be elected to the Board of Directors of the Company at the annual meeting scheduled for June 17, 2008, in lieu of the nominees proposed by the Company. The Plan Advisory Committee appointed Bank of America, N.A., acting through U.S. Trust, Bank of America Private Wealth Management, as a special independent fiduciary to administer the participant voting directions, and to direct the Plan trustee, on the two opposing director ballots.

Schedule 1

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

		(c)
		Description of investment,
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost	value
*	Team Financial, Inc.	851,415 shares of common stock	$4,952,449	12,626,484
	Exxon Mobile Corporation	1,200 shares of common stock	44,151	112,428
*	Team Financial, Inc.	28,105 shares of a money market fund	28,105	28,105
			$5,024,705	12,767,017

* Party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

Schedule 2

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Schedule H, line 4j—Schedule of Reportable Transactions

Year ended December 31, 2007

				Expense
				incurred
	Description	Purchase	Selling	with	Cost	Net
	of assets	price	price	transactions	of asset	gain
*	Team Financial, Inc. money market fund	$650,575	—	—	650,575	—
*	Team Financial, Inc. money market fund	—	630,580	—	630,580	—
*	Team Financial, Inc. common stock	—	884,624	—	309,038	575,586

*  Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on June 27, 2008.

Team Financial, Inc. Employees’ Stock Ownership Plan

By: Team Financial, Inc., Trustee

/s/ Robert J. Weatherbie
Robert J. Weatherbie, Chairman
and Chief Executive Officer